MARTIN MIDSTREAM PARTNERS L.P.
4200 Stone Road
Kilgore, Texas 75662
December 9, 2009
Gary Newberry
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Martin Midstream Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009
Original Commission Comments Dated September 24, 2009
Martin Midstream Partners L.P. Response Letter Dated October 22, 2009
Additional Commission Comments Dated November 16, 2009
File No. 0-50056
          This letter sets forth the response of Martin Midstream Partners L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) in its additional comment letter dated November 16, 2009 (the “Additional Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Additional Comment Letter and set forth below such comment is our response.
Form 10-K for the Fiscal Year Ended December 31, 2008
1.	We note your responses to our comment letter dated September 24, 2009. Please revise your Form 10-K for the year ended December 31, 2008 to disclose the information you provided to us.
          We have considered your recommendation and respectfully submit our response thereto. The Partnership does not believe a revision of our Form 10-K for the year ended December 31, 2008 is necessary and respectfully requests you consider the following explanations to support our position:
a. All of the requested disclosures, except the compensation discussion and analysis (“CD&A”) (which is not required in interim reporting), were included in the September 30, 2009 Form 10-Q and the Partnership has committed to including these disclosures in future filings. With regard to the comment requesting expanded disclosure of discussion of both short-term and long-term liquidity, the September 30, 2009 Form 10-Q includes extensive discussion of the liquidity situation of the Partnership as of the date of the Form 10-Q including the Partnership’s plans to refinance its credit agreement, which is now the most relevant information for users.
b. The December 31, 2008 Form 10-K included disclosure of the following matters providing information to users:

     i. Related party relationships and transaction amounts included in financial statements captions were included in MD&A and in the notes to the consolidated financial statements, respectively (but not on the face of the consolidated statement of operations).
     ii. Terms of derivative contracts involving commodity and interest rate derivatives were included in both MD&A and the notes to the consolidated financial statements.
c. With due consideration to the extensive disclosure included in the September 30, 2009 Form 10-Q related to the Commission’s comments, management does not consider the additional disclosure as it relates to the 2008 Form 10-K to be material and none of the comments result in changes to the consolidated financial statements included therein.
d. With respect to the requested revisions to CD&A, we note that these were not included in the Partnership’s Form 10-Q filed November 4, 2009 since such disclosure is not required in interim reports. However, we note that the Partnership does not view the changes to such disclosure as material due to the fact that the revisions further clarify that the compensation policies with respect to the officers of the Partnership’s general partner are under the control of the private company owner of the Partnership’s general partner. Thus, many of the items that are to be disclosed in CD&A for typical issuers are not relevant to the Partnership.
e. The filing of a December 31, 2008 Form 10-K/A may confuse users since no balances in the consolidated financial statements would change and all the disclosures requested by the SEC Staff (other than CD&A) have been provided on a current basis in the September 30, 2009 Form 10-Q filed November 4, 2009. For your convenience, we have attached to this letter the Partnership’s September 30, 2009 Form 10-Q which is marked to show where we added disclosure as a result of the original comment letter.
f. The timeframe for amending the 2008 Form 10-K is very late in the fourth quarter of the subsequent year and the 2009 Form 10-K will be filed relatively soon.
g. With due consideration of the above matters, the filing of a December 31, 2008 Form 10-K/A will be a costly process with minimal benefit to the users.
     As noted above, while we believe the changes made to the Partnership’s disclosure enhanced our recent Form 10-Q filing, and will enhance future disclosure, we do not believe that amending our prior filing will provide investors with meaningful disclosure relevant to investment decisions with respect to the Partnership.
     In connection with the above, the Partnership acknowledges the following:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
     We would be pleased to discuss this issue in further detail. If you have any questions or comments regarding this letter, please contact our outside legal counsel, Neel Lemon of Baker Botts L.L.P., at (214) 953-6954 or Robert D. Bondurant, our Chief Financial Officer, at (903) 983-6200.
Martin Midstream Partners L.P.

cc:	Ms. Sandra Eisen Mr. Chris White Mr. Parker Morrill Ms. Anne Nguyen Parker

EXHIBIT A
The Partnership’s September 30, 2009 Form 10-Q filed on November 4, 2009 is attached with marked disclosures which are indexed below to comments 1-19 included in the Commission’s Comment Letter dated September 24, 2009. These marked disclosures address the Commission’s comments with the exception of comment 13 which answer Staff questions relating to the Commodity Cash Flow Hedges Note; comments 14-16 relating to the compensation discussion and analysis, which is not required in interim reporting; and, comment 17 relating to a 10-K Index to Exhibits reference not required in interim reporting.
INDEX

Comment	Page(s)
1	50–53
2	61–71
3	55–56
4	73–74
5	84
6	85–86
7	83
8	3
9	16
10	16
11	27–33
12	3
18	95, 97
19	42